Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE

Maxar Technologies’ MDA Announces Acquisition of
Neptec Design Group, a Leading Space Sensors
Company in Canada and the United Kingdom

Reinforces Maxar’s commitment to growth and geographic expansion

MDA expands its position as world leader in space robotics and sensors

Brampton, ON – July 16, 2018 – MDA, a Maxar Technologies company (formerly MacDonald, Dettwiler and Associates Ltd.), (NYSE: MAXR; TSX: MAXR), announced today it has acquired Neptec Design Group Ltd. (Neptec), the leading electro-optical and electro-mechanical systems and high-performance intelligent Light Detection and Ranging (LIDAR) company for CA$42 million, comprised of approximately CA$8 million in cash and the balance in Maxar common shares. With Neptec, MDA will deliver end-to-end robotic systems and an expanded set of solutions, positioning the company to capture growth in U.S., Canadian and global space exploration markets and accelerate advancement into new and expanding space segments. The transaction is accretive to Maxar’s operating earnings per share beginning in 2019, solidifies MDA’s leadership in space robotics innovation, and reinforces Maxar’s industry-leading space capabilities.

Neptec’s approximately 100 employees in Ottawa, Canada, and Harwell, U.K., will join MDA’s workforce of approximately 1,900 across Canada. The new Sensor business will combine with the newly created MDA Commercial division under the MDA brand.

“Today’s announcement provides a tremendous opportunity to advance and grow MDA and Neptec internationally, develop powerful new technologies and drive future economies,” said Mike Greenley, group president of MDA. “The Neptec team is well-established in the industry, and this investment represents an important strategic opportunity to offer broader solutions for the growing space exploration market.”

“As a global leader in space technology,” Greenley continued, “I am excited to solidify our position as the provider of the most valuable space exploration products in the world by adding Neptec’s world-class sensor and vision systems and robust space robotic capabilities to our industry-leading space portfolio.”

MDA’s suite of space robotics and exploration capabilities combine with Neptec’s space sensors and exploration robotics to provide commercial and government customers worldwide with innovative, three-dimensional space systems that augment the functionality of robotic systems, including such tasks as capturing space vehicles and berthing them to structures. Neptec also operates LIDAR systems, which deliver reliable guidance and navigation sensors for space vehicles.

“In our nearly 30-year history, Neptec has contributed critical systems to some of the most demanding space exploration missions, and we’ve built a reputation for making things work in challenging environments,” said Paul Nephin, Neptec CEO. “Combining our capabilities with MDA creates a tremendous opportunity to win new business and continue to expand our footprint in Canada, the United Kingdom and globally.”

Neptec’s capabilities are aligned with growth areas fueling the new space economy including on-orbit servicing, space mining, space manufacturing and the Lunar Orbital Platform-Gateway (Gateway), a planned lunar-orbit space station planned for the 2020’s. The next-generation of Canadarm will provide critical Gateway operations, including assembly of the Gateway itself and its ongoing maintenance, capture of visiting spacecraft and execution of scientific experiments and operations conducted in the lunar vicinity. Robotics needed for this project will incorporate significantly more autonomous decision-making capabilities using artificial intelligence and state-of-the-art robotics and software.

Fast, secure communications will also be critical for deep space missions. Neptec has been working to further quantum computing in the area of space communications, and has participated in a project that developed an Acquisition, Pointing and Tracking fine pointing system for future satellite payloads to solve the long-standing problem of securely transporting information between distant locations.

About MDA

MDA is an internationally recognized leader in space robotics, space sensors, satellite payloads, antennas and subsystems, surveillance and intelligence systems, defence and maritime systems, and geospatial radar imagery. MDA’s extensive space expertise and heritage translates into mission-critical defence and commercial applications that include multi-platform command, control and surveillance systems, aeronautical information systems, land administration systems and terrestrial robotics. MDA is also a leading supplier of actionable mission-critical information and insights derived from multiple data sources. Founded in 1969, MDA is recognized as one of Canada’s most successful technology ventures with locations in Richmond, Ottawa, Brampton, Montreal, Halifax and the United Kingdom. MDA is a Maxar Technologies company (TSX: MAXR) (NYSE: MAXR). For more information, visit www.mdacorporation.com.

About Maxar Technologies

As a global leader of advanced space technology solutions, Maxar Technologies (formerly MacDonald, Dettwiler and Associates) is at the nexus of the new space economy, developing and sustaining the infrastructure and delivering the information, services, systems that unlock the promise of space for commercial and government markets. As a trusted partner, Maxar Technologies provides vertically-integrated capabilities and expertise including satellites, Earth imagery, robotics, geospatial data and analytics to help customers anticipate and address their most complex mission-critical challenges with confidence. With more than 6,500 employees in over 30 global locations, the Maxar Technologies portfolio of commercial space brands includes MDA, SSL, DigitalGlobe and Radiant Solutions. Every day, billions of people rely on Maxar to communicate, share information and data, and deliver insights that Build a Better World. Maxar trades on the Toronto Stock Exchange and New York Stock Exchange as MAXR. For more information, visit www.maxar.com.

Forward-Looking Statements

Certain statements and other information included in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") under applicable securities laws. Statements including words such as "may", "will", "could", "should", "would", "plan", "potential", "intend", "anticipate", "believe", "estimate" or "expect" and other words, terms and phrases of similar meaning are forward-looking statements. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements include, but are not limited to, statements as to managements' expectations with respect to: the benefits of the transaction, including strategic and integration opportunities; the plans, objectives, expectations and intentions of Maxar Technologies Ltd. (the “Company”); expectations for sales growth, synergies, earnings and performance; and other statements that are not historical facts.

Forward-looking statements in this press release are based on certain key expectations and assumptions made by the Company, including expectations and assumptions concerning: market and general economic conditions; growth in demand for products and services of Neptec Design Group Ltd. (Neptec); planned synergies, capital efficiencies and cost-savings; applicable tax laws; and the availability and cost of labor, services and materials. Although management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results to differ materially from the anticipated results or expectations expressed in this press release. Some of the key risks and uncertainties include, but are not limited to: changes in government priorities, mandates, policies, funding levels, contracts and regulations, including the loss or reduction in scope of any of the Company’s primary contracts, or decisions by customers not to exercise renewal options; inherent risks of performance on firm fixed price construction contracts and termination of contracts by customers for convenience; decrease in demand for the Company’s products and services; failure to maintain technological advances and offer new products to retain customers and market position; potential for product liability or the occurrence of defects in products or systems and resulting loss of revenue and harm to the Company’s reputation; increased competition that may reduce the Company’s market share or cause the Company to lower its prices; changes in political or economic conditions, including fluctuations in the value of foreign currencies, interest rates, energy and commodity prices, trade laws and the effects of governmental initiatives to manage economic conditions; the Company’s ability to recruit, hire or retain key employees or a highly skilled and diverse workforce; potential for work stoppages; failure to obtain or maintain required regulatory approvals and licenses; failure to comply with environmental regulations; and changes in Canadian or foreign law or regulation that may limit the Company’s ability to distribute its products and services. There are also risks that are inherent in the nature of the transaction, including: failure to realize anticipated synergies or cost savings; and risks regarding the integration of Neptec. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this press release concerning the timing of the transaction.

For additional information with respect to certain of these risks or factors, plus additional risks or factors, reference should be made to the Company's continuous disclosure materials filed from time to time with Canadian and U.S. securities regulatory authorities, which are available online under the Company's SEDAR profile at www.sedar.com, under the Company’s EDGAR profile at www.sec.gov or on the Company’s website at  www.maxar.com.

The forward-looking statements contained in this press release are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this release or other specified date and speak only as of such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable securities legislation.

Investor Relations Contact

Jason Gursky

Maxar Technologies

1-303-684-2207

jason.gursky@maxar.com

Media Contact

Wendy Keyzer

MDA

1-604-231-2743

wendy@mdacorporation.com